March 6, 2025

Mark Erlander
Chief Executive Officer
Cardiff Oncology, Inc.
11055 Flintkote Avenue
San Diego, CA 92121

       Re: Cardiff Oncology, Inc.
           Registration Statement on Form S-3
           Filed February 27, 2025
           File No. 333-285327
Dear Mark Erlander:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey Fessler